August 4, 2020	TSX.V - GIGA

Giga Metals Provides Update on Carbon Sequestration Studies at Turnagain Nickel Project

(Vancouver) - Martin Vydra, President of Giga Metals Corp. (TSXV - GIGA) today provided an update to its CO2 sequestration research program, being done in conjunction with Dr. Greg Dipple of the University of British Columbia.

"Further to Elon Musk's specific call to nickel producers to pursue environmentally friendly nickel in high volume made during Tesla's latest earnings call, we are actively pursuing the development of this large sulphide deposit to meet the future requirements of EV manufacturers," said Mr. Vydra.

Dr. Dipple has been studying carbon sequestration in silicate tailings for more than 15 years at sites including the Mt. Keith nickel mine in Australia and the Diavik diamond mine in Northern Canada.  He has developed a methodology to measure the carbon uptake in silicate mine residue.  Acceptance of his methodology would mean that carbon credits could be obtained for mine site sequestration of carbon dioxide.  Once the silicates convert to carbonates, the CO2 is locked away for geological time scales.

Ongoing research includes fundamental mineralogical studies to understand the distribution of relevant minerals within Giga's Turnagain deposit.

"We have been working with Dr. Dipple for several years now and are looking forward to the next stage of research, which will involve a large-scale pad test to assess the atmospheric carbonation of silicates in Turnagain material," said Mr. Vydra.  "This will include an assessment of the geomechanical effects of carbonation on this material."

Previous work by Dr. Dipple has shown that, in addition to CO2 sequestration, cementation occurs when silicate fines convert to carbonate minerals.  This cementation is expected to stabilize and strengthen residue impoundment facilities, thereby decreasing containment risk.  Upcoming studies of the geomechanical effect of carbonation on Turnagain lithologies could affect mine sequencing and tailings management practices.

"Our goal is to be the world's first carbon neutral mine." said Martin Vydra.  "We plan to use power from B.C. Hydro's clean energy grid, which will involve more capital expenditure than the alternatives, but is the right thing to do.  This exciting research now underway could help with our goal by providing a way to measure carbon uptake in our residue."

"Recent focus on ethical and sustainable development of nickel mines is drawing positive attention to Turnagain.  Over the last several years we have invested significant effort into engineering a zero carbon footprint mine and we believe the time is right for the industry to move in this direction."

On behalf of the Board of Directors

"Martin Vydra"

Martin Vydra, President
GIGA METALS CORPORATION

Tel - 604-681-2300

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